UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MOVENTIS CAPITAL, INC.
(Name of Issuer)

Common
(Title of Class of Securities)

62458P 10 1
(CUSIP Number)

Marlene Schluter, 7211 East Visao Drive, Scottsdale AZ  85262
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62458P 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marlene Schluter IRS No. n/a
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) oo
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,600,090
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,600,090
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10% based on 25,879,166 shares outstanding as at March 8, 2006
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer

The class of equity securities to which this statement on Schedule 13D ( the “Statement”) relates is the common stock, par value $.0001 per share ( the “Common Stock”), of Moventis Capital, Inc., a Delaware corporation ( the “Company”). The principal executive offices of the Company are located at 1959-152nd Street, Suite 304, White Rock, British Columbia V4A 9P3, Canada.

Item 2. Identity and Background

This Statement is being filed by Marlene C. Schluter, a Canadian citizen. Ms. Schluter’s principal occupation was Corporate Secretary and Treasurer and Chief Financial Officer of Moventis Capital Inc. (formerly Online Innovation, Inc.) (the “Company”) with offices located at 1959-152nd Street, Suite 304, White Rock, B.C. V4A 9P3, Canada.

During the last five years, Ms. Schluter has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

As of December 14, 1999, Ms. Schluter held a total of 2,500,000 shares of the Company. On July 2nd, 2004, Ms. Schluter was gifted 1,500,000 common shares from Chad Lee, President and Chief Executive Officer of Moventis Capital Inc, formerly Online Innovation, Inc to act as the Company’s Corporate Secretary, Treasurer and Director.

On May 23rd, 2005, Ms. Schluter acquired through her wholly owned management company, MCS Management Ltd. (“MCS”), 820,000 common shares at deemed price of $0.10 per share in a settlement of outstanding management fees of $82,000 and personally to Marlene Schluter, 220,000 common shares at deemed price of $0.10 per share in a settlement of outstanding expenses of $22,000.00

On February 24, 2006, Ms. Schluter was issued 100,000 options of which 50,000 vested immediately and the other 50,000 vest in twelve (12) months, February 24, 2007. All the options have an exercise price of $0.35 and issued under the Company’s 2005 Employee Stock Option Plan.

Pursuant to Ms. Schluter’s resignation as an Officer, Corporate Secretary and Treasurer of the Company on February 23, 2006, Ms. Schluter returned to the Treasury of the Company, 2,500,000 common shares on February 28, 2006.

On March 3, 2006 the Company issued Ms. Schluter 50,000 shares in exchange for services provided by MCS Management Ltd., a Company wholly owned and controlled by Marlene Schluter.

As of March 9, 2006 Ms. Schluter holds 2,600,090 common shares of the Company.

Item 4. Purpose of Transaction

The primary purpose of the disposal by Ms. Schluter of the Company’s Common shares was pursuant to a resignation signed on February 23, 2006, by and between Marlene Schluter and the Company as an officer of the Company. .

Stock is for investment and ownership and control of the Company.

Item 5. Interest in Securities of the Issuer

(a)

As of March 8, 2006, Ms. Schluter beneficially owned 2,600,090 shares of the Common Stock in the Company, representing approximately 10.0% of the outstanding shares of the common stock (based on 25,879,166 shares of the Company’s Common Stock outstanding as of March 8 2006).

(b)	Except as disclosed in paragraph (a), Ms. Schluter does not beneficially own any shares of common stock in the Company.

(c)	Other than the disposal of Common Stock described in Item 3 above, Ms.

Schluter has not affected any transaction in the Company’s Common Stock during the past 60 days.

(d)	Ms. Schluter has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock owned by him.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect To Securities of the Issuer

Other than the Resignation as an Officer of the Company executed on February 23, 2006 as reported on the Company’s 8K dated February 27, 2006 and the Directorship role to the Company, there are no contracts, arrangements, understandings or relationships ( legal or otherwise) between Ms. Schluter and the Company and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, division of profits and loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

There are no written agreements relating to the filing of joint acquisition statements as required by S 240.13d -1(k) nor are there any written agreements, contracts, arrangements, understandings, plans or proposals relating to : (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or profit, or the giving or withholding of any proxy as disclosed in Item 6.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2006
_________________________________________
Dated

/s/ Marlene Schluter
__________________________________________
Signature

Marlene C. Schluter
___________________________________________
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for his purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: International misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)